FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2019

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant's name into English)

154 Vouliagmenis Avenue
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is Management's Discussion and Analysis of Financial Condition and Results of Operations and the Unaudited Interim Consolidated Financial Statements of Seanergy Maritime Holdings Corp. (the “Company”) for the six months ended June 30, 2019.

Attached to this Report on Form 6-K as Exhibit 101 is the following financial information from the Company’s Unaudited Interim Consolidated Financial Statements for the six months ended June 30, 2019, formatted in Extensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of June 30, 2019 (unaudited) and December 31, 2018; (ii) Unaudited Interim Consolidated Statement of Loss for the six-month periods ended June 30, 2019 and 2018; (iii) Unaudited Interim Consolidated Statements of Stockholders' Equity for the six-month periods ended June 30, 2019 and 2018; (iv) Unaudited Interim Consolidated Statements of Cash Flows for the six-month periods ended June 30, 2019 and 2018; and (v) Notes to Unaudited Interim Consolidated Financial Statements.

This Report on Form 6-K and the exhibits hereto are hereby incorporated by reference into the Company's Registration Statements on Form F-3 (File Nos. 333-221058, 333-226796, 333-166697, 333-169813 and 333-214967).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEANERGY MARITIME HOLDINGS CORP. (Registrant)
Dated: August 2, 2019
/s/ Stamatios Tsantanis By: Stamatios Tsantanis Chief Executive Officer

EXHIBIT 99.1

Forward-Looking Statements

This report contains certain forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding our or our management's expectations, hopes, beliefs, intentions or strategies regarding the future and other statements that are other than statements of historical fact. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words "anticipate", "believe", "continue", "could", "estimate", "expect", "intend", "may", "might", "plan", "possible", "potential", "predict", "project", "should", "would" and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.
The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. As a result, you are cautioned not to rely on any forward-looking statements.
Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict. Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements. In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, among other things:
•	changes in shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand;
•	changes in seaborne and other transportation patterns;
•	changes in the supply of or demand for drybulk commodities, including drybulk commodities carried by sea, generally or in particular regions;
•	changes in the number of newbuildings under construction in the drybulk shipping industry;
•	changes in the useful lives and the value of our vessels and the related impact on our compliance with loan covenants;
•	the aging of our fleet and increases in operating costs;
•	changes in our ability to complete future, pending or recent acquisitions or dispositions;
•	our ability to achieve successful utilization of our expanded fleet;
•
changes to our financial condition and liquidity, including our ability to pay amounts that we owe and obtain additional financing to fund capital expenditures, acquisitions and other general corporate activities;

•	risks related to our business strategy, areas of possible expansion or expected capital spending or operating expenses;
•	changes in the availability of crew, number of off-hire days, classification survey requirements and insurance costs for the vessels in our fleet;

•
changes in our ability to leverage the relationships and reputation in the drybulk shipping industry of V.Ships Limited, or V.Ships, our technical manager, and Fidelity Marine Inc., or Fidelity, our commercial manager;

•	changes in our relationships with our contract counterparties, including the failure of any of our contract counterparties to comply with their agreements with us;
•	loss of our customers, charters or vessels;
•	damage to our vessels;
•	potential liability from future litigation and incidents involving our vessels;
•	our future operating or financial results;
•	acts of terrorism and other hostilities;
•	changes in global and regional economic and political conditions;
•	changes in governmental rules and regulations or actions taken by regulatory authorities, particularly with respect to the drybulk shipping industry;
•	our ability to continue as a going concern; and
•
other factors listed from time to time in registration statements, reports or other materials that we have filed with or furnished to the U.S. Securities and Exchange Commission, including our most recent annual report on Form 20-F.

Should one or more of the foregoing risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.
We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable laws. If one or more forward-looking statements are updated, no inference should be drawn that additional updates will be made with respect to those or other forward-looking statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following management's discussion and analysis should be read in conjunction with our unaudited interim consolidated financial statements and related notes included herein. Unless the context indicates otherwise, references to the "Company", "we" or "our" include Seanergy Maritime Holdings Corp. and its subsidiaries. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements.
Operating Results
Factors Affecting our Results of Operations Overview
We are an international shipping company specializing in the worldwide seaborne transportation of drybulk commodities. We currently operate a modern fleet of ten dry bulk carriers, all Capesize vessels, with a combined cargo-carrying capacity of approximately 1,748,581 dwt and an average fleet age of about 10.3 years.
Important Measures for Analyzing Results of Operations
We use a variety of financial and operational terms and concepts. These include the following:
Ownership days. Ownership days are the total number of calendar days in a period during which we owned or chartered-in on a bareboat basis each vessel in our fleet. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses recorded during that period.
Available days. Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry-dockings, lay-up or special or intermediate surveys. The shipping industry uses available days to measure the aggregate number of days in a period during which vessels are available to generate revenues.
Operating days. Operating days are the number of available days in a period less the aggregate number of days that our vessels are off-hire due to unforeseen circumstances. Operating days include the days that our vessels are in ballast voyages without having fixed their next employment. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels could actually generate revenues.
Fleet utilization. Fleet utilization is the percentage of time that our vessels were generating revenues and is determined by dividing operating days by ownership days for the relevant period.
Off-hire. The period a vessel is not being chartered or is unable to perform the services for which it is required under a charter.
Dry-docking.  We periodically dry-dock each of our vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements.
Time charter. A time charter is a contract for the use of a vessel for a specific period of time (period time charter) or for a specific voyage (trip time charter) during which the charterer pays substantially all of the voyage expenses, including port charges, bunker expenses, canal charges and other commissions. The vessel owner pays the vessel operating expenses, which include crew costs, provisions, deck and engine stores and spares, lubricants, insurance, maintenance and repairs. The vessel owner is also responsible for each vessel's dry-docking and intermediate and special survey costs. Time charter rates are usually fixed during the term of the charter. Prevailing time charter rates do fluctuate on a seasonal and year-to-year basis and may be substantially higher or lower from a prior time charter agreement when the subject vessel is seeking to renew the time charter agreement with the existing charterer or enter into a new time charter agreement with another charterer. Fluctuations in time charter rates are influenced by changes in spot charter rates.

Bareboat charter.  A bareboat charter is generally a contract pursuant to which a vessel owner provides its vessel to a charterer for a fixed period of time at a specified daily rate. Under a bareboat charter, the charterer assumes responsibility for all voyage and vessel operating expenses and risk of operation.
Voyage charter.  A voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed-upon total amount. Under voyage charters, voyage expenses, such as port charges, bunker expenses, canal charges and other commissions, are paid by the vessel owner, who also pays vessel operating expenses.
TCE.  Time charter equivalent, or TCE, rate is defined as our net revenue less voyage expenses during a period divided by the number of our operating days during the period. Voyage expenses include port charges, bunker expenses, canal charges and other commissions.
Daily Vessel Operating Expenses. Daily Vessel Operating Expenses are calculated by dividing vessel operating expenses less pre-delivery expenses by ownership days for the relevant time periods. Vessel operating expenses include crew costs, provisions, deck and engine stores, lubricants, insurance, maintenance and repairs. Vessel operating expenses before pre-delivery expenses exclude one-time pre-delivery and pre-joining expenses associated with initial crew manning and supply of stores of Company's vessels upon delivery.
Principal Factors Affecting Our Business
The principal factors that affect our financial position, results of operations and cash flows include the following:
•	number of vessels owned and operated;
•	voyage charter rates;
•	trip time charter rates;
•	period time charter rates;
•	the nature and duration of our voyage and time charters;
•	vessel repositioning;
•	vessel operating expenses and voyage costs;
•	maintenance and upgrade work;
•	the age, condition and specifications of our vessels;
•	issuance of our common shares and other securities;
•	amount of debt obligations; and
•	financing costs related to debt obligations.
We are also affected by the types of charters we enter into. Vessels operating on period time charters and bareboat time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot charter market, either on trip time charters or voyage charters, during periods characterized by favorable market conditions.
Vessels operating in the spot charter market generate revenues that are less predictable, but can yield increased profit margins during periods of improvements in drybulk rates. Spot charters also expose vessel owners to the risk of declining drybulk rates and rising fuel costs in case of voyage charters. Approximately 59% of our vessels operated in the spot charter market in the six-month periods ended June 30, 2019 and 2018.

Results of Operations
Six months ended June 30, 2019 as compared to six months ended June 30, 2018
(In thousands of U.S. Dollars, except for share and per share data)

	Six months ended June 30,		Change
	2019	2018	Amount	%
Revenues:
Vessel revenue, net	34,771	38,142	(3,371)	(9)%

Expenses:
Voyage expenses	(19,977)	(17,732)	(2,245)	13%
Vessel operating expenses	(9,015)	(10,310)	1,295	(13)%
Management fees	(494)	(528)	34	(6)%
General and administrative expenses	(3,174)	(3,003)	(171)	6%
Depreciation and amortization	(5,672)	(5,900)	228	(4)%
Operating (loss) / income	(3,561)	669	(4,230)	(632)%
Other expenses:
Interest and finance costs	(11,965)	(12,929)	964	(7)%
Other, net	42	(60)	102	(170)%
Total other expenses, net:	(11,923)	(12,989)	1,066	(8)%
Net loss before income taxes	(15,484)	(12,320)	(3,164)	26%
Income taxes	(59)	11	(70)	(636)%
Net loss	(15,543)	(12,309)	(3,234)	26%

Net loss per common share, basic	(3.18)	(5.00)
Weighted average number of common shares outstanding, basic	4,883,594	2,463,322

Vessel Revenue, Net - The decrease was attributable to the decrease in prevailing charter rates (i.e., a 28% decline in the 5TC Average, a standard industry metric of the TCE potential for Capesize vessels operated in the spot market, during the six-month period ending June 30, 2019) and the decrease in operating days. We had 1,768 operating days in the first six months of 2019 as compared to 1,987 operating days in the first six months of 2018 (we operated ten vessels in the first six months of 2019 compared to eleven vessels for the same period in 2018, as we sold two vessels during the second half of 2018 and bought one vessel in that same period).
Voyage Expenses - The increase was primarily attributable to higher fuel prices and to the increased consumption of different, higher-cost, fuel types, partially offset by the decrease in operating days. The new Emission Control Areas effected in China, which includes our main discharging ports, requires vessels to switch to LSMGO, a fuel type with a sulphur content not exceeding 0.50%, prior to entering China’s territorial sea.
Vessel Operating Expenses - The decrease was mainly attributable to the decrease in ownership days. We had 1,810 ownership days for the first six months of 2019 as compared to 1,991 ownership days for the first six months of 2018 (we operated ten vessels in the first six months of 2019 compared to eleven vessels for the same period in 2018, as we sold two vessels during the second half of 2018 and bought one vessel in that same period).
Management Fees - The decrease was mainly attributable to the decrease in ownership days. We had 1,810 ownership days for the first six months of 2019 as compared to 1,991 ownership days for the first six months of 2018.
General and Administrative Expenses – General and administrative expenses remained consistent in the first six months of 2019 as compared to the first six months of 2018.  Stock based compensation amortization, a non-cash item, was $1.0 million in the first six months of 2019 for shares granted pursuant to our 2011 Equity Incentive Plan, compared to $0.9 million in the first six months of 2018.

Depreciation and Amortization – The decrease was mainly attributable to the decrease in ownership days. We had 1,810 ownership days for the first six months of 2019 as compared to 1,991 ownership days for the first six months of 2018.
Interest and Finance Costs – The decrease was mainly attributable to the decrease in the outstanding debt during the respective six-month periods, following debt repayments of $28.2 million during the second half of 2018, partially offset by proceeds from long term debt of $24.1 million during the same period. The weighted average interest rate on our outstanding debt and convertible notes for the six months ended 2019 and 2018 was approximately 5.97% and 7.65%, respectively. Non-cash interest expense for the six-month periods ended June 30, 2019 and 2018 was $2.8 million and $2.1 million, respectively.
Performance Indicators
The figures shown below are non-GAAP statistical ratios used by management to measure performance of our vessels. For the "Fleet Data" figures, there are no comparable U.S. GAAP measures.
	Six months ended June 30,
Fleet Data:	2019	2018

Ownership days	1,810	1,991
Available days(1)	1,774	1,991
Operating days(2)	1,768	1,987
Fleet utilization	97.7%	99.8%

Average Daily Results:
TCE rate(3)	$8,368	$10,272
Daily Vessel Operating Expenses(4)	$4,923	$5,178

(1)	During the six months ended June 30, 2019, we incurred 36 off-hire days for two vessel surveys. During the six months ended June 30, 2018, we incurred zero off-hire days for vessel surveys.
(2)
During the six months ended June 30, 2019, we incurred 6 off-hires days due to other unforeseen circumstances. During the six months ended June 30, 2018, we incurred 4 off-hires days due to other unforeseen circumstances.

(3)
We include TCE rate, a non-GAAP measure, as we believe it provides additional meaningful information in conjunction with net revenues from vessels, the most directly comparable U.S. GAAP measure, and because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rate may not be comparable to that reported by other companies. The following table reconciles our net revenues from vessels to TCE rate.

	Six months ended June 30,
	2019	2018
(In thousands of US Dollars, except operating days and TCE rate)

Net revenues from vessels	$34,771	$38,142
Voyage expenses	(19,977)	(17,732)
Net operating revenues	$14,794	$20,410
Operating days	1,768	1,987
Daily time charter equivalent rate	$8,368	$10,272

(4)
Vessel operating expenses include crew costs, provisions, deck and engine stores, lubricants, insurance, maintenance and repairs. Daily Vessel Operating Expenses are calculated by dividing vessel operating expenses by ownership days for the relevant time periods. Our calculation of daily vessel operating expenses may not be comparable to that reported by other companies. The following table reconciles the Company’s vessel operating expenses to the daily vessel operating expenses.

	Six months ended June 30,
	2019	2018
(In thousands of US Dollars, except ownership days and Daily Vessel Operating Expenses)

Vessel operating expenses	$9,015	$10,310
Less: Pre-delivery expenses	104	-
Vessel operating expenses before pre-delivery expenses	8,911	10,310
Ownership days	1,810	1,991
Daily Vessel Operating Expenses	$4,923	$5,178

EBITDA
	Six months ended June 30,
	2019	2018
EBITDA reconciliation:
Net loss	(15,543)	(12,309)
Add: Interest and finance costs	11,965	12,929
Add: Depreciation and amortization	5,672	5,900
Add: Taxes	59	(11)
EBITDA(1)	2,153	6,509

(1) Earnings before interest, taxes, depreciation and amortization ("EBITDA") represents the sum of net income/(loss), interest and finance costs, interest income, depreciation and amortization and, if any, income taxes during a period. EBITDA is not a recognized measurement under U.S. GAAP. EBITDA is presented as we believe that this measure is useful to investors as a widely used means of evaluating operating profitability. EBITDA as presented here may not be comparable to similarly titled measures presented by other companies. This non-GAAP measure should not be considered in isolation from, as a substitute for, or superior to, financial measures prepared in accordance with U.S. GAAP.

Liquidity and Capital Resources
Our principal source of funds has been our operating cash inflows, long-term borrowings from banks and Jelco Delta Holding Corp., or Jelco, a company affiliated with Claudia Restis, who is our principal shareholder, or Sponsor, and equity provided by the capital markets and our Sponsor. Our principal use of funds has primarily been capital expenditures to establish our fleet, maintain the quality of our Capesize vessels, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, and make principal repayments and interest payments on our outstanding debt obligations.
Our funding and treasury activities are conducted in accordance to corporate policies to maximize investment returns while maintaining appropriate liquidity for both our short- and long-term needs. This includes arranging borrowing facilities on a cost-effective basis. Cash and cash equivalents are held primarily in U.S. dollars, with minimal amounts held in Euros.

On May 13, 2019, we sold 4,200,000 units at a price of $3.40 per unit in a public offering. Each unit consisted of one common share (or one pre-funded warrant in lieu of one common share in the unit), one Class B warrant to purchase one common share and one Class C warrant to purchase one common share. In addition, in connection with the offering, the underwriters exercised their overallotment option with regard to 630,000 Class B Warrants and 630,000 Class C Warrants. The gross proceeds of the offering, before underwriting discounts and commissions and estimated offering expenses, were approximately $14.3 million. The net proceeds from the sale of common shares and warrants, after deducting underwriters’ fees and expenses, were approximately $12.5 million.
Concurrently with the public offering, we sold 1,823,529 units in a private placement to Jelco in exchange for, inter alia, the forgiveness of certain payment obligations of ours, including all interest payments overdue and due in the periods of October 1, 2018 – March 31, 2019 and April 1, 2019 – December 31, 2019, pursuant to a Securities Purchase Agreement (the “Purchase Agreement”) entered into with Jelco on May 9, 2019 (see Description of Indebtedness below for further details).  In connection with the private placement, 1,823,529 common shares were issued to Jelco on May 13, 2019 and 4,996,469 common shares were issued to Jelco on June 17, 2019 pursuant to the alternate cashless exercise provision of the Class C Warrants.
As of June 30, 2019, we had cash and cash equivalents of $12.1 million, as compared to $6.7 million as of December 31, 2018.
Working capital is equal to current assets minus current liabilities, including the current portion of long-term debt. As of June 30, 2019, we had a working capital deficit of $58.4 million as compared to a deficit of $19.4 million as of December 31, 2018. Our working capital primarily decreased due to the re-classification from non-current liabilities as of December 31, 2018 to current liabilities as of June 30, 2019 due to the proximity of underlying maturities of: (i) final balloon installments of $33.9 million due within one year after the date that the financial statements are issued with respect to two of our loan facilities, (ii) scheduled debt and other financial liabilities installments of approximately $20.0 million due within one year after the date that the financial statements are issued  and (iii) scheduled installments of $6.9 million due within one year after the date that the financial statements are issued with respect to Jelco loans. This was partly offset by an increase in our cash and cash equivalents balance due to the proceeds from the May 2019 offering.
As discussed above, our short term liquidity commitments, as of June 30, 2019, primarily relate to debt and interest repayments of approximately $60.8 million under our credit facilities due by June 30, 2019. Management is exploring, on an ongoing basis, several alternatives, including issuing additional debt or equity securities, entering into refinancing transactions or a combination of the foregoing, as our cash flow projections indicate that cash on hand and cash to be provided by operating activities, based on current and projected charter rates for the next twelve months, might not be sufficient to cover the liquidity needs that become due within one year after the date that the financial statements are issued.  Please refer to Note 3 of our June 30, 2019 unaudited interim consolidated financial statements disclosed herein for further discussion.

Our long-term liquidity commitments primarily relate to the repayment of our long-term debt balances under our credit facilities and convertible notes issued to Jelco. Please see "– Description of Indebtedness." We expect to fund these commitments with cash on hand, refinancing of existing financing arrangements and/or public and private debt and equity transactions in the capital markets.

As of June 30, 2019, we had total indebtedness under our credit facilities of $215.5 million, excluding unamortized financing fees, as compared to $218.0 million as of December 31, 2018.
Cash Flows
	Six months ended June 30,
	2019	2018
Cash Flow Data:
Net cash used in operating activities	(2,387)	(1,579)
Net cash used in investing activities	(2,567)	(617)
Net cash provided by financing activities	10,450	4,155

Six months ended June 30, 2019 as compared to six months ended June 30, 2018
Operating Activities:   Net cash used in operating activities amounted to $2.4 million for the six-month period ended June 30, 2019, consisting of net loss after non-cash items of $5.5 million plus a decrease in working capital of $3.1 million. Net cash used in operating activities amounted to $1.6 million for the six-month period ended June 30, 2018, consisting of net loss after non-cash items of $4.1 million plus a decrease in working capital of $2.5 million.

Investing Activities: The 2019 cash outflow is primarily for payments related to scrubbers. The 2018 cash outflow is mainly due to capitalized expenditures of office space and equipment.
Financing Activities: The 2019 cash inflow resulted from proceeds of $13.2 million from common stock and warrants issuances, $1.1 million obtained from the New ATB Loan Facility and $5.0 million obtained from the Fourth Jelco Loan. The 2019 cash inflow was offset by debt repayments of $8.6 million with respect to borrowings from third party lenders and $0.1 million loan finance fees payments in respect with the loan amendments. The 2018 cash inflow resulted from proceeds of $24.5 million obtained from the Wilmington Trust loan facility dated June 11, 2018, proceeds of $18.6 million obtained from the Hanchen Limited sale and leaseback agreement dated June 28, 2018 for the Knightship and proceeds of $2 million obtained from the Jelco loan facility dated April 10, 2018. The 2018 cash inflow was offset by debt repayments of $40.3 million with respect to borrowings from third party lenders and $0.6 million loan finance fees payments in respect with the loan amendments.
Description of Indebtedness
Credit Facilities
Leader Alpha Bank Loan Facility
On March 6, 2015, we entered into a $8.75 million secured floating interest rate loan facility with Alpha Bank to partly finance the acquisition of the Leadership, referred to as the Leader Alpha Bank Loan Facility. The borrower under the facility is our applicable vessel-owning subsidiary and the facility is guaranteed by the Company. On December 23, 2015, July 28, 2016, June 29, 2018 and July 1, 2019, we and Alpha Bank entered into a first, second, third and fourth supplemental agreement, respectively, to the Leader Alpha Bank Loan Facility.
As amended to date, the Leader Alpha Bank Loan Facility bears interest at LIBOR plus a margin of 3.75% and is repayable in three consecutive quarterly installments: two installments of $0.1 million each and a final installment of $0.25 million, payable along with a final balloon payment of $5.05 million due on March 17, 2020. Following the reduction by $0.6 million of four previous repayment installments that were originally due in 2016 and which were added to the balloon installment by the second supplemental agreement, 80% of Leadership's excess earnings (as defined therein) during each financial year starting from 2016, shall be applied by the lender towards payment of the deferred amount until same is fully repaid. Of the deferred amount, $0.1 million was repaid in 2018 and $0.5 million was further deferred to the final balloon installment in March 2020, pursuant to the fourth supplemental agreement. Moreover, the Leader Alpha Bank Loan Facility provides that (i) the Corporate Leverage Ratio (as defined therein) shall not be higher than 0.85:1.0 until the maturity date, (ii) the consolidated interest cover ratio (EBITDA to Net Interest Expense) shall not be lower than 1:1 until the maturity, (iii) minimum liquidity of $0.5 million shall be maintained in free deposits as from January 1, 2020 and (iv) the ratio of the market value of the Leadership plus any additional security to the total facility outstanding shall not be less than 125%.
The Leader Alpha Bank Loan Facility is secured by a first preferred mortgage and a general assignment covering earnings, insurances, charter parties and requisition compensation over the Leadership, an account pledge agreement and technical and commercial managers' undertakings. The Leader Alpha Bank Loan Facility imposes operating and financing covenants, certain of which may significantly limit or prohibit, among other things, the borrower's ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, engage in mergers, or sell the vessel without the consent of the lender.  Also, the facility restricts our ability to distribute dividends to our shareholders in excess of 50% of our net income except if our cash and marketable securities are equal or greater than the amount required to meet our debt service until maturity.
As of June 30, 2019, $5.5 million was outstanding under the facility, excluding the unamortized financing fees.
Hamburg Commercial Bank AG (formerly HSH Nordbank AG) Loan Facility
On September 1, 2015, we entered into a $44.4 million senior secured loan facility with Hamburg Commercial Bank AG, or HCOB (at the time of entering into the facility agreement, HSH Nordbank AG), to finance the acquisition of the Geniuship and the Gloriuship, referred to as the HCOB Loan Facility. The borrowers under the facility are our two applicable vessel-owning subsidiaries and the facility is guaranteed by the Company. The facility was made available in two advances: on October 13, 2015, we drew the first advance of $27.6 million in order to finance the acquisition of the Geniuship and on November 3, 2015, we drew the second advance of $16.8 million in order to finance the acquisition of the Gloriuship. On May 16, 2016, February 23, 2017, March 28, 2018 and April 1, 2019, we and HCOB entered into supplemental agreements to the HCOB Loan Facility.

As amended to date, the HCOB Loan Facility bears interest at LIBOR plus a margin of 3.75% and is repayable in quarterly installments of about $1.0 million each, with a final balloon payment of $28.8 million due on June 30, 2020. Moreover, the HCOB Loan Facility provides that: (i) the security cover percentage requirement (as defined therein) is required to be equal to 111% until September 30, 2019 and 120% for the period thereafter, (ii) the Leverage Ratio (as defined therein) shall not exceed 85% during the period ending on March 31, 2020 and 75% starting from April 1, 2020 and for the period thereafter and (iii) the ratio of EBITDA to net interest payments (as defined therein) shall be not less than 1:1 for the period ending on March 31, 2020 and not less than 2:1 starting from April 1, 2020 and for the period thereafter.
The HCOB Loan Facility is secured by first priority mortgages and general assignments covering earnings, charter parties, insurances and requisition compensation over each of the vessels, earnings account pledge agreements, technical and commercial managers' undertakings, shares security deeds of the two borrowers' shares and a master agreement assignment. The facility imposes operating and financing covenants, certain of which may significantly limit or prohibit, among other things, the borrowers' ability to incur additional indebtedness, sell capital shares of subsidiaries, make certain investments, engage in mergers and acquisitions, or sell the vessels without the consent of the lender. The facility also places a restriction on the borrowers' ability to distribute dividends to the Company in case the market values of the Geniuship and the Gloriuship plus any additional security is less than 145% of the total facility outstanding.
As of June 30, 2019, $33 million was outstanding under the facility, excluding the unamortized financing fees.
UniCredit Bank Loan Facilities
On September 11, 2015, we entered into a $52.7 million secured term loan facility with UniCredit Bank AG to partly finance the acquisition of the Premiership, the Gladiatorship and the Guardianship, referred to as the UniCredit Loan Facility. The borrowers under the facility were originally our three applicable vessel-owning subsidiaries, and the facility was guaranteed by the Company. On June 3, 2016, July 29, 2016, March 7, 2017, September 25, 2017, April 30, 2018 and October 10, 2018, we and UniCredit Bank AG entered into one amendment and five supplemental letter agreements, respectively, to the UniCredit Loan Facility.

On November 22, 2018, we entered into an amendment and restatement of the UniCredit Loan Facility, referred to as the Amended and Restated UniCredit Loan Facility, in order to (i) release the respective vessel-owning subsidiaries of the Gladiatorship and the Guardianship as borrowers and (ii) include as replacement borrower the vessel-owning subsidiary of the Fellowship. The first-priority mortgages over the Gladiatorship and the Guardianship and all other securities previously created in favor of UniCredit over these vessels under the UniCredit Loan Facility were irrevocably and unconditionally released.

As amended to date, the Amended and Restated UniCredit Loan Facility bears interest at LIBOR plus a margin of 4.20% until December 27, 2019 and 3.20% for the period thereafter, and is repayable in six consecutive quarterly installments: two installments of $1.0 million each and four installments of $1.6 million with a balloon installment of $31.6 million payable on December 29, 2020. Moreover, the Amended and Restated Loan Facility provides that: (i) the Leverage Ratio (as defined therein) shall not exceed 85% during the period ending on  March 31, 2020 and no more than 75% for the period thereafter, (ii) the ratio of EBITDA to net interest payments (as defined therein) shall be not less than 1:1 for the period ending on March 31, 2020 and not less than 2:1 for the period thereafter and (iii) minimum liquidity of $0.5 million per vessel owned by the guarantor shall be maintained by the Company. The security cover percentage requirement (as defined therein) is required to be equal to 111% until June 30, 2019 and 120% for the period thereafter.

The Amended and Restated UniCredit Loan Facility is secured by first preferred mortgages and general assignments covering earnings, charter parties, insurances and requisition compensation over the Premiership and the Fellowship, account pledge agreements, a charterparty assignment over the Premiership, technical and commercial managers' undertakings, shares security deeds of the two applicable vessel owning subsidiaries' shares and a hedging assignment agreement. The facility imposes operating and financing covenants, certain of which may significantly limit or prohibit, among other things, the borrowers' ability to incur additional indebtedness, create liens, engage in mergers, or sell the vessels without the consent of the lender.

As of June 30, 2019, $39.8 million was outstanding under the facility, excluding the unamortized financing fees.

Squire Alpha Bank Loan Facility
On November 4, 2015, we entered into a $33.8 million secured floating interest rate loan facility with Alpha Bank to partly finance the acquisition of the Squireship, referred to as the Squire Alpha Bank Loan Facility. The borrower under the Squire Alpha Bank Loan Facility is our applicable vessel-owning subsidiary and the facility is guaranteed by the Company. On July 28, 2016, June 29, 2018 and July 1, 2019, we and Alpha Bank entered into a first, second and third supplemental agreement, respectively, to the Squire Alpha Bank Loan Facility.
As amended to date, the Squire Alpha Bank Loan Facility bears interest at LIBOR plus a margin of 3.50% and is repayable in ten consecutive quarterly installments: two installments of $0.8 million each and eight installments of $0.9 million each, of which the eighth is payable along with a final balloon payment of $19.7 million due on November 10, 2021. Moreover, the Squire Alpha Bank Loan Facility provides that: (i) the ratio of the market value of the Squireship plus any additional security to the total facility outstanding shall not be less than 100% until March 31, 2020, not less than 111% starting from April 1, 2020 until March 31, 2021 and not less than 125% from April 1, 2021 until the maturity, (ii) the consolidated interest cover ratio (EBITDA to Net Interest Expense) (as defined therein) shall not be (a) lower than 1:1 until March 31, 2020 and (b) lower than 2:1 as from April 1, 2020 until the maturity, (iii) the Corporate Leverage Ratio (as defined therein) shall not be (a) higher than 0.85:1.0 until March 31, 2020, (b) higher than 0.75:1.0 starting from April 1, 2020 and at the end of each Accounting Period (as defined therein) and (iv) minimum liquidity of $0.5 million shall be maintained in free deposits as from January 1, 2020.
The Squire Alpha Bank Loan Facility is secured by a first preferred mortgage and a general assignment covering earnings, insurances, charter parties and requisition compensation over the Squireship, a second preferred mortgage over the Leadership, an account pledge agreement, a charterparty assignment and technical and commercial managers' undertakings. The Squire Alpha Bank Loan Facility imposes operating and financial covenants, certain of which may significantly limit or prohibit, among other things, the borrower's ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, engage in mergers, or sell the vessel without the consent of the lender. Also, the facility restricts our ability to distribute dividends to our shareholders in excess of 50% of our net income except if our cash and marketable securities are equal or greater than the amount required to meet our debt service for the following eighteen-month period.
As of June 30, 2019, $28.7 million was outstanding under the facility, excluding the unamortized financing fees.
ATB Loan Facilities
On May 24, 2017, we entered into an up to $18 million term loan facility with Amsterdam Trade Bank N.V., or ATB, to partially finance the acquisition of the Partnership, referred to as the ATB Loan Facility. The borrower under the ATB Loan Facility was our applicable vessel-owning subsidiary.

On September 25, 2017, in order to partially fund the refinancing of a previous loan facility with Natixis with respect to the Championship, we amended and restated the ATB Loan Facility, increasing the loan amount by an additional tranche of $16.5 million, referred to as the Amended and Restated ATB Loan Facility. The borrowers under the Amended and Restated ATB Loan Facility were the vessel-owning subsidiaries of the Partnership and the Championship. On May 18, 2018, we and ATB entered into a supplemental agreement to the Amended and Restated ATB Loan Facility. On November 7, 2018, ATB entered into a deed of release, with respect to the Championship, releasing and discharging the underlying borrower and all securities created over the vessel in full after the settlement of the outstanding balance of $15.7 million pertaining to the specific vessel tranche.

On February 13, 2019, after a further deed of release with respect to the Partnership resulting in a complete release of the Amended and Restated ATB Loan Facility and full settlement of the outstanding balance of $16.4 million, we entered into a new loan facility with ATB in order (i) to refinance the existing indebtedness over the Partnership under the Amended and Restated ATB Loan Facility and (ii) for general working capital purposes, and more specifically, for the financing of installation of open loop scrubber systems on the Squireship and the Premiership. We refer to this facility as the New ATB Loan Facility. The borrower under the New ATB Loan Facility is the vessel-owning subsidiary of the Partnership, and the facility is guaranteed by the Company. On June 13, 2019, we and ATB entered into a supplemental agreement to the New ATB Loan Facility.

As amended to date, the New ATB Loan Facility bears interest of LIBOR plus a margin of 4.65% and is divided in Tranche A relating to the refinancing of the Partnership and Tranches B and C for the financing of the scrubber systems on the Squireship and the Premiership, respectively. Tranche A is repayable in fourteen consecutive quarterly installments of $0.2 million each and a balloon payment of $13.2 million on November 26, 2022, and each of Tranche B and C is repayable in twelve consecutive quarterly installments of $0.19 million each starting from November 27, 2019. Moreover, the New ATB Loan Facility provides that: (i) the Leverage Ratio (as defined therein) shall not exceed 85% until March 31, 2020 and 75% starting from April 1, 2020 and for the period thereafter, (ii) the ratio of EBITDA to interest payments (as defined therein) shall not be less than 1:1 from January 1, 2020 until March 31, 2020 and 2:1 starting from April 1, 2020 and for the period thereafter and (iii) minimum liquidity of $0.5 million and $4.0 million shall be maintained by the borrower and the Company, respectively. The security cover percentage requirement (as defined therein) is required to be equal to 140% until June 30, 2019 and 165% for the period thereafter.

The New ATB Loan Facility is secured by a first priority mortgage and a general assignment covering earnings, insurances and requisition compensation over the Partnership, an earnings account pledge, a shares security deed relating to the shares of the vessel’s owning subsidiary, technical and commercial managers' undertakings and charterparty assignments.

As of June 30, 2019, $17.1 million was outstanding under the facility, excluding the unamortized financing fees.

First Jelco Loan Facility

On October 4, 2016, we entered into a $4.2 million loan facility with Jelco to finance the initial deposits for the Lordship and the Knightship.  On November 17, 2016 we entered into an amendment of the facility and on November 28, 2016 and February 13, 2019, we amended and restated the facility, which, among other things, increased the aggregate amount that could be borrowed under the facility to up to $12.8 million (to partially finance the remaining payment for the Lordship and the Knightship) and extended the maturity date to June 30, 2020. On May 29, 2019, we further amended the First Jelco Loan to reflect the changes agreed with Jelco in the Purchase Agreement: (i) interest of $0.2 million accrued up to March 31, 2019 was deemed fully and finally settled, (ii) the interest rate for the period of April 1, 2019 to December 31, 2019 was set at 0% and (iii) the interest rate from January 1, 2020 until maturity was set at 8.5% per annum. The First Jelco Loan Facility is repayable in one bullet payment together with accrued interest thereon on the maturity date. Seanergy Maritime Holdings Corp. is the borrower under this facility. This facility is secured by the following: a second priority mortgage and general assignment covering earnings, insurances and requisition compensation over the Partnership, and corporate guarantees from Emperor Holding Ltd., or Emperor, our wholly owned subsidiary that owns the vessel owning subsidiary of the Lordship and the bareboat charterer of the Knightship, all cross collateralized with the Second Jelco Loan Facility and the Third Jelco Note. As of June 30, 2019, $5.9 million was outstanding under the First Jelco Loan Facility.

Second Jelco Loan Facility

On May 24, 2017, we entered into an up to $16.2 million loan facility with Jelco to partially finance the acquisition of the Partnership. On June 22, 2017 and on August 22, 2017, we entered into supplemental letters with Jelco to amend the terms of this loan facility, whereby a repayment of $4.8 million was deferred until September 29, 2017, on which date it was repaid.

On September 27, 2017, we amended and restated the Second Jelco Loan Facility and on February 13, 2019, we entered into a supplemental agreement and extended the maturity date to December 30, 2020. On May 29, 2019, we further amended the Second Jelco Loan to reflect the changes agreed with Jelco in the Purchase Agreement: (i) interest of $0.4 million accrued up to March 31, 2019 was deemed fully and finally settled, (ii) the interest rate for the period of April 1, 2019 to December 31, 2019 was set at 0% and (iii) the interest rate from January 1, 2020 until maturity was set at 6.0% per annum. The Second Jelco Loan Facility is repayable in one bullet payment together with accrued interest thereon to the maturity date. The facility is secured by the following securities: a second preferred mortgage and a second priority general assignment covering earnings, insurances and requisition compensation over the Partnership and guarantees from the vessel-owning subsidiary of the Partnership and Emperor, all cross collateralized with the First Jelco Loan Facility and the Third Jelco Note. As of June 30, 2019, $11.5 million was outstanding under this facility.

Third Jelco Loan Facility
On April 10, 2018, we had entered into a $2.0 million loan facility with Jelco for working capital purposes which was refinanced on March 27, 2019 by the Fourth Jelco Loan Facility, described below. All obligations thereunder were irrevocably and unconditionally discharged pursuant to the deed of release of March 27, 2019.

Fourth Jelco Loan Facility
On March 26, 2019, we entered into a $7.0 million loan facility with Jelco, the proceeds of which were utilized (i) to refinance the Third Jelco Loan Facility and (ii) for general corporate purposes. We drew down the entire $7.0 million on March 27, 2019. The Fourth Jelco Loan Facility has a maturity date of September 30, 2020 and is repayable through one installment of $1.0 million due on January 5, 2020 and a balloon installment of $6.0 million payable at maturity. On May 29, 2019, we further amended the Fourth Jelco Loan Facility to reflect the changes agreed with Jelco in the Purchase Agreement: (i) interest of $0.01 million accrued up to March 31, 2019 was deemed fully and finally settled, (ii) the interest rate for the period of April 1, 2019 to December 31, 2019 was set at 0%, (iii) the interest rate from January 1, 2020 until maturity was set at 6.0% per annum, or 8.5% per annum if the $1.0 million installment is deferred to maturity and (iv) the mandatory prepayment obligation to prepay the full or any part of the Fourth Jelco Loan Facility by utilizing an amount equal to not less than 25% of the net proceeds of a public offering of securities was waived in respect to the May 2019 offering. The Fourth Jelco Loan Facility is secured by a guarantee from Emperor. As of June 30, 2019, $7.0 million was outstanding under this facility.

Wilmington Trust Loan Facility
On June 11, 2018, we entered into a $24.5 million loan agreement with certain Blue Ocean maritime lending funds managed by EnTrustPermal for the purpose of refinancing the outstanding indebtedness of the Lordship under the previous loan facility with Northern Shipping Fund III LP, or NSF, dated November 28, 2016. The borrower under the facility is the applicable vessel-owning subsidiary and the facility is guaranteed by the Company.

The Wilmington Trust Loan Facility matures in June 2023 and may be extended until June 2025 subject to certain conditions. Specifically, the borrower has the right to sell the ship back to the lender at a pre-agreed price of $20.8 million on the fifth anniversary of the loan utilization, referred to as the Year-5 Put Option. If the borrower elects to exercise the Year-5 Put Option, the lender has the right to extend the termination date of the loan by a further two years, in which case the exercise of the Year-5 Put Option by the borrower shall be cancelled in its entirety. Furthermore, the borrower has the right to sell the ship back to the lender at a pre-agreed price of $15.0 million on the seventh anniversary of the loan utilization, referred to as the Year-7 Put Option. If the borrower elects to exercise the Year-7 Put Option, then the lenders will be obliged to purchase the ship at the pre-agreed price. The Wilmington Trust Loan Facility bears a weighted average all-in interest rate of 11.4% and 11.2% assuming a maturity date in June 2023 or in June 2025, respectively. The principal obligation amortizes in 20 or 28 quarterly installments, with a balloon payment of $15.3 million or $9.5 million due at maturity, assuming a maturity date in June 2023 or in June 2025, respectively.

The Wilmington Trust Loan Facility is secured by a first priority mortgage and a general assignment covering earnings, insurances and requisition compensation over the Lordship, an account pledge agreement, a share pledge agreement concerning the respective vessel-owning subsidiary and technical and commercial managers' undertakings. The Wilmington Trust Loan Facility also imposes certain customary operating covenants, certain of which may significantly limit or prohibit, among other things, the borrower's ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, engage in mergers, or sell the vessel without the consent of the relevant lenders.

As of June 30, 2019, $23.7 million was outstanding under the Wilmington Trust Loan Facility.

Other Financial Liabilities: Sale and Leaseback Agreements
Hanchen Limited Sale and Leaseback
On June 28, 2018, we entered into a $26.5 million sale and leaseback agreement for the Knightship with Hanchen for the purpose of refinancing the outstanding indebtedness of the Knightship under the previous loan facility with NSF dated November 28, 2016. The Company's wholly-owned subsidiary owing the Knightship, or the Charterer, sold and chartered back the vessel on a bareboat basis for an eight year period, having a purchase obligation at the end of the eighth year. The Company has continuous options to buy back the Knightship at any time following the second anniversary of the bareboat charter. The transaction was accounted for as a financial liability. The bareboat charter is secured by a general assignment covering earnings, insurances and requisition compensation, an account pledge agreement, a share pledge agreement of the shares of the Charterer, technical and commercial managers' undertakings and a guarantee from the Company. Of the $26.5 million purchase price, $18.6 million were cash proceeds, $6.6 million were withheld by Hanchen as an upfront charterhire, and an amount of $1.3 million was paid by the Charterer to Hanchen as security of the due observance and performance by the Charterer of its obligations and undertakings as per the sale and leaseback agreement. The $1.3 million deposit can be set off against the balloon payment at maturity. The Charterer is required to maintain a value maintenance ratio (as defined in the additional clauses of the bareboat charter) of at least 120% and an amount of $1.3 million until the second anniversary of the vessel’s delivery date or until a sub-charter in form and substance acceptable to Hanchen is available, whichever is earlier. The charterhire principal bears interest at LIBOR plus a margin of 4% and amortizes in thirty two consecutive equal quarterly installments of approximately $0.46 million along with a balloon payment of $5.3 million due on June 29, 2026. The charterhire principal, as of June 30, 2019, was $18.1 million.
Cargill International SA Sale and Leaseback
On November 7, 2018, we entered into a $23.5 million sale and leaseback agreement for the Championship with Cargill International SA, or Cargill, for the purpose of refinancing the outstanding indebtedness of the Championship under the Amended and Restated ATB Loan Facility. The Company sold and chartered back the vessel from Cargill on a sub-bareboat basis for a five-year period, having a purchase obligation at the end of the fifth year. The transaction was accounted for as a financial liability. The sub-bareboat charter is secured by a guarantee from the Company, a scrubber supply contract assignment, an account pledge agreement and technical and commercial managers' undertakings. The Company is required to maintain an amount of $1.6 million from the $23.5 million proceeds as a performance guarantee, which amount of $1.6 million will be used at the vessel’s repurchase. Moreover, under the subject sale and leaseback agreement, an additional tranche was provided to the Company for an amount of up to $2.75 million for the purpose of financing the cost associated with the acquisition and installation on board the Championship of an open loop scrubber system. The subject tranche has been placed in an escrow account in the name of Cargill and is made available gradually subject to certain progress milestones. The cost of the financing is equivalent to an expected fixed interest rate of 4.71% for five years. The sale and leaseback agreement does not include any financial covenants or security value maintenance provisions. The Company has continuous options to buy back the vessel during the whole five-year sale and leaseback period at the end of which it has a purchase obligation at $14.05 million. Additionally, at the time of purchase, if the market value of the vessel is greater than a certain floor price, the Company will pay to Cargill 20% of the difference between the market price and the floor price. The floor price started at $30 million on November 7, 2018, and amortizes to $22.8 million at the end of the five year term. The Company has concluded that such contingency shall not be accrued in the financial statements, since information available does not indicate that it is probable that a liability has been incurred as of the latest balance sheet date and cannot be estimated. Moreover, as part of the transaction, the Company has issued 120,000 of its common shares to Cargill which are subject to customary statutory registration requirements. The fair market value of the shares on the date issued to Cargill will be amortized over the lease term using the effective interest method.  The unamortized balance is classified in other financial liabilities on the consolidated balance sheet.  The charterhire principal amortizes in sixty monthly installments averaging approximately $0.2 million each along with a balloon payment of $14.1 million, including the additional scrubber tranche, at maturity on November 7, 2023. The charterhire principal, as of June 30, 2019, was $25.2 million including the additional scrubber tranche.

Convertible Notes
First Jelco Note

On March 12, 2015, we issued a $4.0 million convertible note to Jelco, or the First Jelco Note. Following four amendments between May 2015 and May 2019, the First Jelco Note is repayable in one installment due on December 31, 2020. The fourth amendment entered into on May 29, 2019 reflects the changes agreed with Jelco in the Purchase Agreement: (i) interest of $0.2 million accrued up to March 31, 2019 was deemed fully and finally settled, (ii) the interest rate for the period of April 1, 2019 to December 31, 2019 was set at 0% and (iii) the interest rate from January 1, 2020 until maturity is set at three-month LIBOR plus a margin of 5% with quarterly interest payments. As of June 30, 2019, $3.8 million was outstanding under the First Jelco Note.

Second Jelco Note

On September 7, 2015, we issued an up to $6.8 million, or the Applicable Limit, revolving convertible note to Jelco, or the Second Jelco Note. The Second Jelco Note is repayable in one installment due on December 31, 2022. Following twelve amendments between December 2015 and May 2019, the Applicable Limit was raised to $24.7 million. Moreover, the eleventh amendment entered into on March 26, 2019, provides us with the option to drawdown up to $3.5 million by April 10, 2020, or the Final Revolving Advance Date. If the request is not made by the Final Revolving Advance Date, the advance will not be available to be drawn and the Applicable Limit will be reduced to $21.2 million. The twelfth amendment entered into on May 29, 2019, reflects the changes agreed with Jelco in the Purchase Agreement: (i) interest of $0.9 million accrued up to March 31, 2019 was deemed fully and finally settled, (ii) the interest rate for the period of April 1, 2019 to December 31, 2019 was set at 0% and (iii) the interest rate from January 1, 2020 until maturity is set at three-month LIBOR plus a margin of 5% with quarterly interest payments. As of June 30, 2019, $21.2 million was outstanding under the Second Jelco Note.

Third Jelco Note

On September 27, 2017, we issued a $13.75 million convertible note to Jelco, or the Third Jelco Note. Following two amendments between February and May 2019, the Third Jelco Note is repayable in one installment due on December 31, 2022. The second amendment entered into on May 29, 2019, reflects the changes agreed with Jelco in the Purchase Agreement: (i) interest of $0.5 million accrued up to March 31, 2019 was deemed fully and finally settled, (ii) the interest rate for the period of April 1, 2019 to December 31, 2019 was set at 0% and (iii) the interest rate from January 1, 2020 until maturity is set at three-month LIBOR plus a margin of 5% with quarterly interest payments. The Third Jelco Note is secured by a second preferred mortgage and second priority general assignment covering earnings, insurances and requisition compensation over the Partnership and a guarantee from the vessel-owning subsidiary of the Partnership, all cross collateralized with the First Jelco Loan Facility and the Second Jelco Loan Facility. As of June 30, 2019, $13.75 million was outstanding under the Third Jelco Note.

We may by giving a five business days prior written notice to Jelco at any time, prepay the whole or any part of the three Jelco notes in cash or, subject to Jelco’s prior written agreement on the price per share, in a number of fully paid and nonassessable shares of the Company equal to the amount of the note(s) being prepaid divided by the agreed price per share. At Jelco’s option, our obligation to repay the principal amount(s) under the three Jelco notes or any part thereof may be paid in common shares at a conversion price of $13.50 per share. Jelco also has received customary registration rights with respect to any shares to be received upon conversion of the notes.

Emperor has provided a guarantee, dated September 27, 2017, to Jelco for the Company’s obligations under all three notes.

Tabular Disclosure of Contractual Obligations
The following table sets forth our contractual obligations as of June 30, 2019 (in thousands of U.S. Dollars):
Contractual Obligations	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
Long-term debt, debt to related party and other financial liabilities	$215,479	$60,788	$92,982	$40,266	$21,443
Convertible notes	38,715	-	3,800	34,915	-
Interest expense - long term debt, debt to related party and other financial liabilities	40,958	14,987	16,496	7,359	2,116
Interest expense - convertible notes	7,343	1,317	4,849	1,177	-
Office rent	548	38	364	146	-
Total	$303,043	$77,130	$118,491	$83,863	$23,559

Seanergy Maritime Holdings Corp.
Consolidated Balance Sheets
As of June 30, 2019 (unaudited) and December 31, 2018
 (In thousands of US Dollars, except for share and per share data)

	Notes	2019	2018
ASSETS
Current assets:
Cash and cash equivalents	5	12,020	6,684
Restricted cash	5, 8	420	260
Accounts receivable trade, net		1,739	2,649
Inventories	6	4,426	5,289
Prepaid expenses and other current assets		2,153	1,594
Deferred voyage expenses		497	407
Total current assets		21,255	16,883

Fixed assets:
Vessels, net	7	237,839	243,214
Other fixed assets, net		445	503
Right of use asset - leases	10	432	615
Total fixed assets		238,716	244,332

Other non-current assets:
Deposits assets, non-current	5	3,405	3,495
Deferred charges, non-current	8	5,623	2,323
Restricted cash, non-current	5, 8	500	500
Other non-current assets		30	29
TOTAL ASSETS		269,529	267,562

LIABILITIES AND STOCKHOLDERS EQUITY
Current liabilities:
Current portion of long-term debt and other financial liabilities, net of deferred finance costs of $1,024 and $1,078, respectively	8	52,863	16,195
Trade accounts and other payables		14,579	14,426
Due to related parties, net of deferred finance costs of $1,397 and NIL, respectively	4	5,503	-
Accrued liabilities	4	4,271	4,634
Lease liability		33	118
Deferred revenue		2,373	890
Total current liabilities		79,622	36,263

Non-current liabilities:
Long-term debt and other financial liabilities, net of current portion and deferred finance costs of $1,778 and $2,308, respectively	8	135,464	179,026
Due to related parties, non-current, net of deferred finance costs of $39 and NIL, respectively	4	17,411	19,349
Long-term portion of convertible notes, net of deferred finance costs of $1,808 and NIL, respectively	4	11,101	11,124
Lease liability, non-current		399	497
Total liabilities		243,997	246,259

Commitments and contingencies	10	-	-

STOCKHOLDERS EQUITY
Preferred stock, $0.0001 par value; 25,000,000 shares authorized; none issued		-	-
Common stock, $0.0001 par value; 500,000,000 authorized shares as at June 30, 2019 and December 31, 2018; 18,443,682 and 2,666,184 shares issued and outstanding as at June 30, 2019 and December 31, 2018, respectively	11	2	-
Additional paid-in capital	4	405,616	385,846
Accumulated deficit		(380,086)	(364,543)
Total Stockholders' equity		25,532	21,303
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY		269,529	267,562

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Seanergy Maritime Holdings Corp.
Unaudited Interim Consolidated Statements of Loss
For the six-month periods ended June 30, 2019 and 2018
(In thousands of US Dollars, except for share and per share data)

	Notes	2019	2018
Revenues:
Vessel revenue		35,959	39,533
Commissions		(1,188)	(1,391)
Vessel revenue, net		34,771	38,142
Expenses:
Voyage expenses		(19,977)	(17,732)
Vessel operating expenses		(9,015)	(10,310)
Management fees		(494)	(528)
General and administration expenses		(3,174)	(3,003)
Amortization of deferred dry-docking costs		(210)	(401)
Depreciation		(5,462)	(5,499)
Operating (loss) / income		(3,561)	669
Other income / (expenses), net:
Interest and finance costs	12	(8,166)	(8,688)
Interest and finance costs - related party	4 & 12	(3,799)	(4,241)
Interest and other income		53	-
Foreign currency exchange losses, net		(11)	(60)
Total other expenses, net		(11,923)	(12,989)
Net loss before income taxes		(15,484)	(12,320)
Income taxes		(59)	11
Net loss		(15,543)	(12,309)

Net loss per common share
Basic	13	(3.18)	(5.00)
Weighted average common shares outstanding
Basic	13	4,883,594	2,463,322

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Seanergy Maritime Holdings Corp.
Unaudited Interim Consolidated Statements of Stockholders' Equity
For the six-month periods ended June 30, 2019 and 2018
 (In thousands of US Dollars, except for share data)

	Common stock
	# of Shares	Par Value	Additional paid-in capital	Accumulated deficit	Total stockholders' equity

Balance, January 1, 2018	2,465,289	-	383,010	(341,697)	41,313
Adoption of revenue recognition accounting policy adjustment	-	-	-	(1,301)	(1,301)
Stock based compensation	84,000	-	931	-	931
Net loss	-	-	-	(12,309)	(12,309)
Balance, June 30, 2018	2,549,289	-	383,941	(355,307)	28,634

	Common stock
	# of Shares	Par Value	Additional paid-in capital	Accumulated deficit	Total stockholders' equity

Balance, January 1, 2019	2,666,184	-	385,846	(364,543)	21,303
Issuance of common stock and warrants (Note 11)	15,633,498	2	18,710	-	18,712
Related parties liabilities released (Note 4)	-	-	96	-	96
Stock based compensation	144,000	-	964	-	964
Net loss	-	-	-	(15,543)	(15,543)
Balance, June 30, 2019	18,443,682	2	405,616	(380,086)	25,532

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Seanergy Maritime Holdings Corp.
Unaudited Interim Consolidated Statements of Cash Flows
For the six-month periods ended June 30, 2019 and 2018
 (In thousands of US Dollars)

	2019	2018
Net cash used in operating activities	(2,387)	(1,579)
Cash flows from investing activities:
Vessels’ improvements	(2,567)	(67)
Other fixed assets, net	-	(550)
Net cash used in investing activities	(2,567)	(617)
Cash flows from financing activities:
Net proceeds from issuance of common stock and warrants	13,225	-
Proceeds from long term debt and financial liability	1,127	43,050
Proceeds from related party debt	5,000	2,000
Repayments of long term debt	(8,605)	(40,317)
Payments of financing and stock issuance costs	(297)	(578)
Net cash provided by financing activities	10,450	4,155
Net increase in cash and cash equivalents and restricted cash	5,496	1,959
Cash and cash equivalents and restricted cash at beginning of period	7,444	11,039
Cash and cash equivalents and restricted cash at end of period	12,940	12,998

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the period for:
Interest paid	7,229	9,570
Deposit – sale & leaseback	-	1,325

Noncash financing activities:
Unpaid interest settled in connection with financing – related party (Note 4)	2,115	-
Interest payment reduction in connection with financing – related party (Note 4)	3,846	-
Deferred finance cost in connection with financing – related party (Note 4)	239	-

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

1.	Basis of Presentation and General Information:

Seanergy Maritime Holdings Corp. (the "Company" or "Seanergy") was formed under the laws of the Republic of the Marshall Islands on January 4, 2008, with executive offices located in Athens, Greece and an office in Hong Kong. The Company provides global transportation solutions in the dry bulk shipping sector through its vessel-owning subsidiaries.

The accompanying unaudited interim consolidated financial statements include the accounts of Seanergy Maritime Holdings Corp. and its subsidiaries (collectively, the "Company" or "Seanergy").

On March 20, 2019, the Company's common stock began trading on a split-adjusted basis, following a February 26, 2019 approval from the Company's Board of Directors to reverse split the Company's common stock at a ratio of one-for-fifteen (Note 11). No fractional shares were issued in connection with the reverse split. Shareholders who would otherwise hold a fractional share of the Company’s common stock received a cash payment in lieu of such fractional share. All share and per share amounts disclosed in the unaudited interim consolidated financial statements and notes give effect to this reverse stock split retroactively, for all periods presented.

a.	Subsidiaries in Consolidation:

Seanergy's subsidiaries included in these unaudited interim consolidated financial statements as of June 30, 2019:

Company	Country of Incorporation	Vessel name	Date of Delivery	Date of Sale/Disposal
Seanergy Management Corp.(1)(3)	Marshall Islands	N/A	N/A	N/A
Seanergy Shipmanagement Corp.(1)(3)	Marshall Islands	N/A	N/A	N/A
Sea Glorius Shipping Co.(1)	Marshall Islands	Gloriuship	November 3, 2015	N/A
Sea Genius Shipping Co.(1)	Marshall Islands	Geniuship	October 13, 2015	N/A
Leader Shipping Co.(1)	Marshall Islands	Leadership	March 19, 2015	N/A
Premier Marine Co.(1)	Marshall Islands	Premiership	September 11, 2015	N/A
Gladiator Shipping Co.(1)(Note 7)	Marshall Islands	Gladiatorship	September 29, 2015	October 11, 2018
Guardian Shipping Co.(1)(Note 7)	Marshall Islands	Guardianship	October 21, 2015	November 19, 2018
Champion Ocean Navigation Co. Limited (1)(6)(8)	Malta	Championship	December 7, 2015	November 7, 2018
Squire Ocean Navigation Co.(1)	Liberia	Squireship	November 10, 2015	N/A
Emperor Holding Ltd.(1)	Marshall Islands	N/A	N/A	N/A
Knight Ocean Navigation Co.(1)(8)(Note 8)	Liberia	Knightship	December 13, 2016	June 29, 2018
Lord Ocean Navigation Co.(1)	Liberia	Lordship	November 30, 2016	N/A
Partner Shipping Co. Limited (1)(7)	Malta	Partnership	May 31, 2017	N/A
Pembroke Chartering Services Limited (1)(4)	Malta	N/A	N/A	N/A
Martinique International Corp. (1)(5)	British Virgin Islands	Bremen Max	September 11, 2008	March 7, 2014
Harbour Business International Corp. (1)(5)	British Virgin Islands	Hamburg Max	September 25, 2008	March 10, 2014
Maritime Capital Shipping Limited (1)	Bermuda	N/A	N/A	N/A

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

Maritime Capital Shipping (HK) Limited (2)(3)	Hong Kong	N/A	N/A	N/A
Maritime Glory Shipping Limited (2)	British Virgin Islands	Clipper Glory	May 21, 2010	December 4, 2012
Maritime Grace Shipping Limited (2)	British Virgin Islands	Clipper Grace	May 21, 2010	October 15, 2012
Atlantic Grace Shipping Limited (2)(5)	British Virgin Islands	N/A	N/A	N/A
Fellow Shipping Co. (1)(Note 7)	Marshall Islands	Fellowship	November 22, 2018	N/A
Champion Marine Co. (1)	Liberia	N/A	N/A	N/A
Champion Marine Co. (1)(8)	Marshall Islands	N/A	N/A	N/A

(1)	Subsidiaries wholly owned
(2)	Vessel owning subsidiaries owned by Maritime Capital Shipping Limited (or "MCS")
(3)	Management companies
(4)	Chartering services company
(5)	Dormant companies
(6)	Previously known as Champion Ocean Navigation Co., of the Republic of Liberia and redomiciled to the Republic of Malta on May 23, 2018
(7)	Previously known as Partner Shipping Co., of the Republic of the Marshall Islands and redomiciled to the Republic of Malta on May 23, 2018
(8)	Bareboat charterers

2.	Significant Accounting Policies:

A discussion of the Company's significant accounting policies can be found in the Company's consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2018, filed with the SEC on March 25, 2019. There have been no material changes to these policies in the six-month period ended June 30, 2019, other than as disclosed below:

Disaggregation of Revenue

The Company disaggregates its revenue from contracts with customers by the type of charter (time charters and spot charters). The following table presents the Company’s net trade accounts receivable disaggregated by revenue source as at June 30, 2019 and December 31, 2018:

	June 30,	December 31,
	2019	2018
Accounts receivable trade, net from spot charters	1,157	2,332
Accounts receivable trade, net from time charters	582	317
Total	1,739	2,649

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

The following table presents the Company’s income statement figures derived from spot charters for the period ended June 30, 2019:

June 30,
2019
Vessel revenues, net of commissions	28,647
Voyage expenses	(19,741)
Total	8,906

The following table presents the Company’s income statement figures derived from time charters for the period ended June 30, 2019:

June 30,
2019
Vessel revenues, net of commissions	6,124
Voyage expenses	(236)
Total	5,888

Charterers individually accounting for more than 10% of revenues during the six-month periods ended June 30, 2019 and 2018 were:
Customer	2019	2018
A	20%	11%
B	14%	-
C	12%	-
D	10%	28%
E	-	16%
F	-	11%
Total	56%	66%

Recent Accounting Pronouncements Adopted

On January 1, 2019, the Company adopted ASU No. 2018-07, Compensation—Stock Compensation, which concerns improvements to nonemployee share-based payment accounting. The amendments in this Update affect all entities that enter into share-based payment transactions for acquiring goods and services from nonemployees. The amendments in this Update expand the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. An entity should apply the requirements of Topic 718 to nonemployee awards except for specific guidance on inputs to an option pricing model and the attribution of cost (that is, the period of time over which share-based payment awards vest and the pattern of cost recognition over that period). The amendments specify that Topic 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. The amendments also clarify that Topic 718 does not apply to share-based payments used to effectively provide (1) financing to the issuer or (2) awards granted in conjunction with selling goods or services to customers as part of a contract accounted for under Topic 606, Revenue from Contracts with Customers. Consistent with the accounting requirement for employee share-based payment awards, nonemployee share-based payment awards within the scope of Topic 718 are measured at grant-date fair value of the equity instruments that an entity is obligated to issue when

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

the good has been delivered or the service has been rendered and any other conditions necessary to earn the right to benefit from the instruments have been satisfied. Equity-classified nonemployee share-based payment awards are measured at the grant date. The definition of the term grant date is amended to generally state the date at which a grantor and a grantee reach a mutual understanding of the key terms and conditions of a share-based payment award. Generally, the classification of equity-classified nonemployee share-based payment awards will continue to be subject to the requirements of Topic 718 unless modified after the good has been delivered, the service has been rendered, any other conditions necessary to earn the right to benefit from the instruments have been satisfied, and the nonemployee is no longer providing goods or services. This eliminates the requirement to reassess classification of such awards upon vesting. The adoption of ASU No. 2018-07 did not have a material effect in the Company’s unaudited interim consolidated financial statements and disclosures.

Recent Accounting Pronouncements Not Yet Adopted

In June 2016, the FASB issued ASU No.  2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This standard, including the codification improvements issued in November 2018, requires entities to measure all expected credit losses of financial assets held at a reporting date based on historical experience, current conditions, and reasonable and supportable forecasts in order to record credit losses in a more timely manner. ASU 2016-13 also amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. In November 2018, FASB issued ASU 2018-19, Codification Improvements to topic 326, Financial Instruments-Credit Losses. The amendments in this update clarify that operating lease receivables are not within the scope of ASC 326-20 and should instead be accounted for under the new leasing standard, ASC 842. For public entities, the amendments of this update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years.  Early application is permitted. The Company is currently assessing the impact that adopting this new accounting guidance will have on its unaudited interim consolidated financial statements and related disclosures.

In August 2018, the FASB issued ASU No. 2018-13, Disclosure Framework: Changes to the Disclosure Requirements for Fair Value Measurement, which improves the effectiveness of fair value measurement disclosures. In particular, the amendments in this Update modify the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement, based on the concepts in FASB Concepts Statement, Conceptual Framework for Financial Reporting—Chapter 8: Notes to Financial Statements, including the consideration of costs and benefits. The amendments in the Update apply to all entities that are required under existing GAAP, to make disclosures about recurring and non-recurring fair value measurements.  ASU No. 2018-13 is effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2019. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. Early adoption is permitted upon issuance of this Update. An entity is permitted to early adopt any removed or modified disclosures upon issuance of this Update and delay adoption of the additional disclosures until their effective date. The Company is currently assessing the impact that adopting this new accounting guidance will have on its unaudited interim consolidated financial statements and related disclosures.

In April 2019, the FASB issued ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments Credit Losses, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825 Financial Instruments, the amendments of which clarify the modification of accounting for available for sale debt securities excluding applicable accrued interest, which must be individually assessed for credit losses when fair value is less than the amortized cost basis. In May 2019, the FASB issued ASU 2019-05, Financial Instruments—Credit Losses (Topic 326)—Targeted Transition Relief, which is the final version of Proposed Accounting Standards Update 2019-100—Targeted Transition Relief for Topic 326, Financial Instruments—Credit Losses, which has been deleted. This

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

Update provides entities with an option to irrevocably elect the fair value option applied on an instrument-by-instrument basis for certain financial assets upon the adoption of Topic 326. The fair value option election does not apply to held-to-maturity debt securities. The effective date and transition requirements for the amendments in these Updates are the same as the effective dates and transition requirements in Update 2016-13, as amended by these Updates. The Company is currently assessing the impact that adopting these new amendments will have on its unaudited interim consolidated financial statements and related disclosures.

3.	Going Concern:

As described in Note 2 of the consolidated financial statements for the year ended December 31, 2018, included in the Company’s 2018 annual report on Form 20-F filed with the SEC on March 25, 2019, management is required under ASC 205-40, Going Concern, to evaluate whether there are conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern within one year from the date the financial statements are issued.

As of June 30, 2019, the Company reported a working capital deficit of $58,367, resulting mainly due to:
•	Final balloon installments of $33,890 due within one year after the date that the financial statements are issued with respect to two of the Company’s loan facilities.
•	Scheduled debt and other financial liabilities installments of approximately $19,998 due within one year after the date that the financial statements are issued.
•	Scheduled installments of $6,900 due within one year after the date that the financial statements are issued with respect to related party loans.
Cash flow projections indicated that cash on hand and cash provided by operating activities might not be sufficient to cover the liquidity needs that become due within one year after the date that the financial statements are issued. In particular, projections of cash on hand and cash provided by operating activities seem to be sufficient i) to fully cover the scheduled debt and other financial liabilities installments of approximately $19,998 and the scheduled installments of $6,900 with respect to related party loans, as well as ii) to partially cover the final balloon installments of $33,890 with respect to two of the Company’s loan facilities ($5,053 due in March 2020 and $28,837 due in June 2020). Nevertheless, the working capital deficit, resulting from the final balloon installments, raises substantial doubt about the entity’s ability to continue as a going concern.

Management plans to settle the loan interest and scheduled loan repayments with cash on hand and cash expected to be generated from operations. Concerning the final balloon payments, management is exploring, on an ongoing basis, several alternatives, including issuing additional debt or equity securities, entering into refinancing transactions or a combination of the foregoing.

Management believes that the Company's plans to manage its working capital requirements will be successful, and as a result the unaudited interim condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern. Accordingly, the unaudited interim condensed consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

4.	Transactions with Related Parties:

a.	Securities Purchase Agreement:

On May 9, 2019, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with Jelco Delta Holding Corp., or Jelco, a company affiliated with Claudia Restis, who is also the Company's principal shareholder, in exchange for, among other things, the full and final settlement of certain unpaid interest and the neutralization of the interest rate under the Jelco Notes and the Jelco Loans (see below) for the period of April 1, 2019 until December 31, 2019 and a waiver under the Fourth Jelco Loan (Note 11). In particular in exchange for: (a) 621,958 Units, Jelco settled $2,115 of unpaid interest through March 31, 2019 and (b) 1,201,571 Units, Jelco (i) amended the interest rate at 0% per annum under each of the Jelco Notes and Jelco Loans for the period between April 1, 2019 and December 31, 2019, resulting in a reduction of interest payments in an aggregate estimated amount of $3,846, and (ii) waived the mandatory prepayment obligation under the Fourth Jelco Loan to prepay the full or any part of the loan by utilizing an amount equal to not less than 25% of the net proceeds of any public offering of securities, resulting in a deferred finance cost of $239. The $2,115 unpaid interest settled was recorded in equity at a price of $3.40 per unit which was determined as the fair value of the units at the date of the transaction, by reference to the public offering of units (Note 11) that took place concurrently with the private placement. In this respect, no gain or loss was recognized in the accompanying unaudited interim consolidated financial statements in relation with this transaction. The Company considered the guidance under ASC 470-50 “Debt Modifications and Extinguishments” regarding the reduction of interest payments and the deferred finance cost for the waiver of the prepayment of $3,846 and $239, respectively, both of which amounts were recorded in equity, and concluded that the transaction should be accounted for as debt modification, and as such, was deferred and amortized over the duration of the related facilities (and presented on the balance sheet against the respective balances as “net of deferred finance costs”).

b.	Convertible Notes:

Details of the Company’s convertible notes issued to Jelco are discussed in Note 3 of the consolidated financial statements for the year ended December 31, 2018, included in the Company’s 2018 annual report on Form 20-F.

March 12, 2015 - $4,000 Convertible Note (First Jelco Note)
On March 26, 2019, the Company and Jelco amended the First Jelco Note, in order to, among other things, (i) extend the note’s maturity to December 31, 2020 and (ii) provide that the aggregate outstanding principal amount along with accrued interest shall be repaid in one bullet payment on the maturity date. On May 29, 2019, the Company and Jelco further amended the First Jelco Note, in order to reflect the changes agreed with Jelco in the Purchase Agreement: (i) interest accrued of $155 up to March 31, 2019 was deemed fully and finally settled, (ii) the interest rate was amended to 0% per annum for the period between April 1, 2019 and December 31, 2019 and (iii) the interest rate from January 1, 2020 until maturity was set at three-month LIBOR plus a margin of 5% with quarterly interest payments. As of June 30, 2019, $3,800 was outstanding under the First Jelco Note.

September 27, 2017 - $13,750 Convertible Note (Third Jelco Note)
On February 13, 2019, the Company and Jelco amended the Third Jelco Note, in order to, among other things, (i) extend the note’s maturity to December 31, 2022, (ii) provide that the aggregate outstanding principal amount along with accrued interest shall be repaid in one bullet payment on the maturity date and (iii) the note was secured by new second priority securities over the Partnership. A second priority mortgage, a second priority general assignment covering earnings, insurances and requisition compensation over the Partnership and a guarantee issued from the vessel’s owning subsidiary were executed on February 15, 2019. Additionally, an option was given to the Company to prepay at any time the whole or any part of the note in a number of fully paid and non-assessable shares in the Company equal to an amount of the note being prepaid divided by a price per share to be agreed with Jelco. On May

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

29, 2019, the Company and Jelco further amended the Third Jelco Note, in order to reflect the changes agreed with Jelco in the Purchase Agreement: (i) interest accrued of $540 up to March 31, 2019 was deemed fully and finally settled, (ii) the interest rate was amended to 0% per annum for the period between April 1, 2019 and December 31, 2019 and (iii) the interest rate from January 1, 2020 until the note’s maturity was set at three-month LIBOR plus a margin of 5% with quarterly interest payments. As of June 30, 2019, $13,750 was outstanding under the Third Jelco Note.

The debt movement of the above two convertible notes is presented below:

	Applicable limit	Debt discount	Accumulated deficit	Debt
Balance, December 31, 2017	17,750	(14,389)	1,217	4,578
Amortization (Note 12)	-	-	1,011	1,011
Balance, June 30, 2018	17,750	(14,389)	2,228	5,589
Amortization (Note 12)	-	-	1,373	1,373
Balance, December 31, 2018	17,750	(14,389)	3,601	6,962
Amortization (Note 12)	-	-	1,138	1,138
Balance, June 30, 2019	17,750	(14,389)	4,739	8,100

The equity movement of the above two convertible notes is presented below:

Additional paid-in capital
Balance, December 31, 2017	14,189
Balance, June 30, 2018	14,189
Balance, December 31, 2018	14,189
Balance, June 30, 2019	14,189

September 7, 2015 - $24,665 Revolving Convertible Note (Second Jelco Note)
On March 26, 2019, the Company and Jelco amended the Second Jelco Note in order to extend the availability of the $3,500 advance under the note, to April 10, 2020. On May 29, 2019, the Company and Jelco further amended the Second Jelco Note, in order to reflect the changes agreed with Jelco in the Purchase Agreement: (i) interest accrued of $901 up to March 31, 2019 was deemed fully and finally settled, (ii) the interest rate was amended to 0% per annum for the period between April 1, 2019 and December 31, 2019 and (iii) the interest rate from January 1, 2020 until the note’s maturity was set at three-month LIBOR plus a margin of 5% with quarterly interest payments. The Third Jelco Note is secured by a second preferred mortgage and second priority general assignment covering earnings, insurances and requisition compensation over the Partnership and a guarantee from the vessel-owning subsidiary of the Partnership, all cross collateralized with the First Jelco Loan Facility and the Second Jelco Loan Facility.  As of June 30, 2019, $21,165 was outstanding under the Second Jelco Note.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

The debt movement of the convertible note is presented below:

	Applicable limit	Debt discount	Accumulated deficit	Debt
Balance, December 31, 2017	21,165	(21,165)	2,207	2,207
Amortization (Note 12)	-	-	1,073	1,073
Balance, June 30, 2018	21,165	(21,165)	3,280	3,280
Amortization	-	-	882	882
Additions	3,500	-	-	-
Balance, December 31, 2018	24,665	(21,165)	4,162	4,162
Amortization (Note 12)	-	-	647	647
Balance, June 30, 2019	24,665	(21,165)	4,809	4,809

The equity movement of the convertible note is presented below:

Additional paid-in capital
Balance, December 31, 2017	21,165
Balance, June 30, 2018	21,165
Balance, December 31, 2018	21,165
Balance, June 30, 2019	21,165

The Company refers to the First Jelco Note, the Second Jelco Note and the Third Jelco Note as the “Jelco Notes”.

The Company may, by giving five business days prior written notice to Jelco at any time, prepay the whole or any part of the three Jelco notes in cash or, subject to Jelco’s prior written agreement on the price per share, in a number of fully paid and nonassessable shares of the Company equal to the amount of the note(s) being prepaid divided by the agreed price per share. At Jelco’s option, the Company’s obligation to repay the principal amount(s) under the three Jelco notes or any part thereof may be paid in common shares at a conversion price of $13.50 per share. Jelco has also received customary registration rights with respect to any shares to be received upon conversion of the notes.

c.	Loan Agreements:

Details of the Company’s loan agreements with related parties are discussed in Note 3 of the consolidated financial statements for the year ended December 31, 2018, included in the Company’s 2018 annual report on Form 20-F and are supplemented by the below new activities.

First Jelco Loan originally entered into on October 4, 2016
On February 13, 2019, the Company and Jelco amended and restated the First Jelco Loan, in order to, among other things, extend the final repayment date to June 30, 2020. On May 29, 2019, the Company and Jelco further amended the First Jelco Loan in order to reflect the changes agreed with Jelco in the Purchase Agreement: (i) interest accrued of $159 up to March 31, 2019 was deemed fully and finally settled, (ii) the interest rate was amended to 0% per annum for the period between April 1, 2019 and December 31, 2019, (iii) an option was given to the Company to prepay at any time the whole or any part of the note in a number of fully paid and nonassessable shares in the Company equal to an amount of the note being prepaid divided by a price per share to be agreed with Jelco and (iv) the interest rate from January 1, 2020 until the loan’s maturity was set at three-month LIBOR plus a margin of 8.5%.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

The First Jelco Loan is secured by a second preferred mortgage and second priority general assignment covering earnings, insurances and requisition compensation over the Partnership and a guarantee from the vessel-owning subsidiary of the Partnership, all cross collateralized with the Third Jelco Note and the Second Jelco Loan Facility. As of June 30, 2019, $5,900, gross of deferred financing costs, was outstanding under the First Jelco Loan.

 Second Jelco Loan originally entered into on May 24, 2017
On February 13, 2019, the Company and Jelco amended the Second Jelco Loan, in order to, among other things, extend the final repayment date to December 30, 2020. On May 29, 2019, the Company and Jelco further amended the Second Jelco Loan to reflect the changes agreed with Jelco in the Purchase Agreement: (i) interest accrued of $354 up to March 31, 2019 was deemed fully and finally settled, (ii) the interest rate was amended to 0% per annum for the period between April 1, 2019 and December 31, 2019 and (iii) the interest rate from January 1, 2020 until maturity was set at three-month LIBOR plus a margin of 6.0%. The Second Jelco Loan is secured by a second preferred mortgage and second priority general assignment covering earnings, insurances and requisition compensation over the Partnership and a guarantee from the vessel-owning subsidiary of the Partnership, all cross collateralized with the Third Jelco Note and the First Jelco Loan Facility. As of June 30, 2019, $11,450, gross of deferred financing costs, was outstanding under the Second Jelco Loan.
Third Jelco Loan originally entered into on April 10, 2018
On April 10, 2018, the Company entered into a $2,000 loan facility with Jelco for working capital purposes which was refinanced on March 27, 2019 by the Fourth Jelco Loan, described below. All obligations thereunder, including unpaid interest of $96 (which was recorded in equity), were irrevocably and unconditionally discharged pursuant to the deed of release of March 27, 2019.
Fourth Jelco Loan originally entered into on March 26, 2019
On March 26, 2019, the Company entered into a $7,000 loan facility with Jelco, the proceeds of which were utilized (i) to refinance the Third Jelco Loan and (ii) for general corporate purposes. The Company drew down the entire $7,000 on March 27, 2019. The facility has a maturity date of September 30, 2020 and is repayable through one installment of $1,000 due on January 5, 2020 and a balloon installment of $6,000 payable at maturity. If the balance of Cash and Cash Equivalents (including Restricted Cash) as of December 31, 2019 is lower than $7,500, the Company has the option to request the deferral of the first repayment installment to the balloon installment. On May 29, 2019, the Company and Jelco amended the Fourth Jelco Loan to reflect the changes agreed with Jelco in the Purchase Agreement: (i) interest accrued of $6 up to March 31, 2019 was deemed fully and finally settled, (ii) the interest rate was amended to 0% per annum for the period between April 1, 2019 and December 31, 2019, (iii) the interest rate from January 1, 2020 until maturity was set at 6.0% per annum, or 8.5% per annum if the option to defer the $1,000 installment to maturity is declared and (iv) the mandatory obligation to prepay the full or any part of the loan by utilizing an amount equal to not less than 25% of the net proceeds of any public offering of securities was waived. The Fourth Jelco Loan is secured by a guarantee from the Company’s wholly-owned subsidiary, Emperor Holding Ltd.. As of June 30, 2019, $7,000, gross of deferred financing costs, was outstanding under the Fourth Jelco Loan.
The Company refers to the First Jelco Loan, the Second Jelco Loan and the Fourth Jelco Loan as the “Jelco Loans”.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

5.	Cash and Cash Equivalents and Restricted Cash:

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the balance sheet that sum to the total of the same such amounts shown in the statement of cash flows:
	June 30, 2019	December 31, 2018
Cash and cash equivalents	12,020	6,684
Restricted cash	420	260
Restricted cash, non-current	500	500
Total	12,940	7,444

Restricted cash as of June 30, 2019 amounts include $500 of minimum liquidity requirements as per the Amsterdam Trade Bank N.V. loan agreement (Note 8), $280 in a dry-docking reserve account as per the Amsterdam Trade Bank N.V. loan agreement, $90 associated with the acquisition and installation on board the Championship of an open loop scrubber system (amount was included in "Deposits assets, non-current" as of December 31, 2018) and $50 of restricted deposits pledged as collateral regarding credit cards balances with one of the Company’s financial institutions. Minimum liquidity, not legally restricted, of $4,000 as per the Company’s credit facilities covenants, calculated as $500 per owned vessel, is included in Cash and cash equivalents. An aggregate amount of $2,925 as per the sale and leaseback transactions is included in Cash and cash equivalents (Note 8). Restricted cash as of December 31, 2018 amounts include $500 of minimum liquidity requirements as per the Amsterdam Trade Bank N.V. loan agreement (Note 8), $210 in a dry-docking reserve account as per the Amsterdam Trade Bank N.V. loan agreement and $50 of restricted deposits pledged as collateral regarding credit cards balances with one of the Company’s financial institutions. Minimum liquidity, not legally restricted, of $4,000 as per the Company’s credit facilities covenants, calculated as $500 per owned vessel, is included in Cash and cash equivalents. An aggregate amount of $2,925 as per the sale and leaseback transactions is included in Cash and cash equivalents (Note 8).

6.	Inventories:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	June 30, 2019	December 31, 2018
Lubricants	499	556
Bunkers	3,927	4,733
Total	4,426	5,289

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

7.	Vessels, Net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:
	June 30, 2019	December 31, 2018
Cost:
Beginning balance	270,814	275,582
- Additions	29	28,789
- Disposals	-	(26,290)
- Impairment charges	-	(7,267)
Ending balance	270,843	270,814

Accumulated depreciation:
Beginning balance	(27,600)	(20,852)
- Additions	(5,404)	(10,793)
- Disposals	-	4,045
Ending balance	(33,004)	(27,600)

Net book value	237,839	243,214

On August 31, 2018, the Company entered into an agreement with an unaffiliated third party for the purchase of one second hand Capesize vessel, the Fellowship, for a gross purchase price of $28,700. The vessel was delivered to the Company on November 22, 2018. The acquisition of the vessel was financed through the Amended and Restated UniCredit Loan Facility (Note 8) and by cash on hand. On July 3, 2019, the Company entered into a supplemental agreement to the Amended and Restated UniCredit Loan Facility (Note 15).

On September 20, 2018, the Company entered into two separate agreements with unaffiliated third parties for the sale of its two Supramax vessels, namely the Gladiatorship and the Guardianship for a gross sale price of $10,960 and $11,700, respectively. The Gladiatorship and the Guardianship were delivered to their new owners on October 11, 2018 and on November 19, 2018, respectively. Proceeds of $9,505 from the sale of the Gladiatorship and $10,332 from the sale of the Guardianship were retained with UniCredit to fund the acquisition of Fellowship. The specific vessels were impaired since their carrying amount on the sale agreement date was higher than their fair value less cost to sell. Accordingly, an impairment loss of $7,267 was recognized in the Consolidated Statements of Loss. The fair value of the vessels was determined based on the agreed sale prices (Note 9).

Approximately $29 and $89 worth of expenditures that increased the earning capacity and improved the efficiency of certain vessels were capitalized during the six and twelve-month periods ended June 30, 2019 and December 31, 2018, respectively.

As of June 30, 2019, all vessels, except for the Knightship and the Championship, are mortgaged to secured loans (Note 8).

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

8.	Long-Term Debt and Financial Liabilities:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	June 30, 2019	December 31, 2018
Secured loan facilities and other financial liabilities	191,129	198,607
Less: Deferred financing costs	(2,802)	(3,386)
Total	188,327	195,221
Less - current portion	(52,863)	(16,195)
Long-term portion	135,464	179,026

Secured credit facilities

Details of the Company’s secured credit facilities are discussed in Note 7 of the consolidated financial statements for the year ended December 31, 2018, included in the Company’s 2018 annual report on Form 20-F and are supplemented by the below new activities.

In February 2019, the Company received approval from the credit committee of Alpha Bank to (i) amend the applicable thresholds of certain financial covenants of its Leader and Squire Alpha Bank Loan Facilities until March 31, 2020, and (ii) defer a total of $1,102 of debt installments that were originally scheduled for 2019 to dates falling in 2020 and 2021. On July 1, 2019, the Company and the lender entered into supplemental agreements to both the Leader and the Squire Alpha Bank Loan Facilities (Note 15).

In February 2019, the Company entered into a new loan facility with Amsterdam Trade Bank N.V. in order to (i) refinance the existing indebtedness over the Partnership under the May 24, 2017 facility, as amended and restated thereon and (ii) for general working capital purposes and more specifically for the financing of installation of open loop scrubber systems on the Squireship and Premiership. The loan is divided in Tranche A, relating to the refinancing of the Partnership, and Tranches B and C for the financing of the scrubber systems on the Squireship and the Premiership, respectively. Pursuant to the terms of the facility, Tranche A is repayable in sixteen equal quarterly installments being $200 each starting from February 26, 2019 and a balloon payment of $13,190 and each of Tranche B and C in twelve quarterly installments of $187.5 starting from November 27, 2019. The loan bears interest of LIBOR plus a margin of 4.65% with quarterly interest payments. The loan is secured by a first priority mortgage over the Partnership, a general assignment covering earnings, insurances and requisition compensation over the Partnership, an earnings account pledge, a shares security deed relating to the shares of the vessel’s owning subsidiary, technical and commercial managers' undertakings and charter assignments.

In March 2019, the Company received approval from the credit committee of UniCredit to (i) amend the applicable thresholds of certain financial covenants of the Amended and Restated Loan Facility, until March 31, 2020 and (ii) defer $2,208 of installments originally falling due within 2019 to dates in 2020. On July 3, 2019, the Company and the lender entered into a supplemental agreement to the Amended and Restated UniCredit Loan Facility (Note 15).

On April 1, 2019, the Company entered into a supplemental agreement to the HCOB Loan Facility. Pursuant to its terms: (i) the Leverage Ratio (as defined therein) shall not exceed 85% until March 31, 2020 and 75% starting from April 1, 2020 and for the period thereafter, and (ii) the ratio of EBITDA to interest payments (as defined therein) shall be not less than 1:1 until March 31, 2020 and 2:1 starting from April 1, 2020 and for the period thereafter.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

On June 13, 2019, the Company entered into a supplemental agreement to the New ATB Loan Facility. Pursuant to its terms: (i) the Leverage Ratio (as defined therein) shall not exceed 85% until March 31, 2020 and 75% starting from April 1, 2020 and for the period thereafter, and (ii) the ratio of EBITDA to interest payments as defined therein shall not be less than 1:1 from January 1, 2020 until March 31, 2020 and 2:1 starting from April 1, 2020 and for the period thereafter.

All of the Company’s secured facilities (i.e., long-term debt and financial liabilities) bear either floating interest at LIBOR plus a margin or fixed interest. Each secured facility is secured by a first priority mortgage over the respective vessel. The Squire Alpha Bank Loan Facility is additionally secured by a second priority mortgage over the Leadership.

Certain of the Company’s credit facilities contain financial covenants and undertakings requiring the Company to maintain various financial ratios, including:

•	a minimum earnings before interest, taxes, depreciation and amortization ("EBITDA") to interest coverage ratio;
•	a minimum borrower’s liquidity;
•	a minimum guarantor’s liquidity;
•	a security coverage requirement; and
•	a leverage ratio.
The Leader and Squire Alpha Bank Loan Facilities place a restriction on the Company's ability to distribute dividends to its shareholders, pursuant to which the amount of the dividends so declared shall not exceed 50% of the Company’s net income except in case the cash and marketable securities are equal or greater than the amount required to meet the Company’s consolidated debt installments and interest payments until maturity for the Leader Alpha Bank Loan Facility and for the following eighteen-month period for the Squire Alpha Bank Loan Facility.

At June 30, 2019, eight of the Company's owned vessels, having a net carrying value of $183,193, were subject to first and second priority mortgages as collateral to their loan facilities. In addition, the Company's two bareboat chartered vessels, having a net carrying value of $54,646 at June 30, 2019, collateralized the Company's bareboat lease agreements.

The annual principal payments required to be made after June 30, 2019, are as follows:

Twelve month periods ending	Amount
June 30, 2020	53,888
June 30, 2021	46,224
June 30, 2022	29,308
June 30, 2023	20,427
Thereafter	41,282
Total	191,129

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

9.	Financial Instruments:

The guidance for fair value measurements applies to all assets and liabilities that are being measured and reported on a fair value basis. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The same guidance requires that assets and liabilities carried at fair value should be classified and disclosed in one of the following three categories based on the inputs used to determine its fair value:

•	Level 1: Quoted market prices in active markets for identical assets or liabilities;
•	Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;
•	Level 3: Unobservable inputs that are not corroborated by market data.
(a)	Significant Risks and Uncertainties, including Business and Credit Concentration

The Company places its temporary cash investments, consisting mostly of deposits, primarily with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company's investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers' financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk.

(b)	Interest Rate Risk

Fair Value of Financial Instruments

The fair values of the financial instruments shown in the consolidated balance sheets as of June 30, 2019 and December 31, 2018, represent management's best estimate of the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date.
Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Company's own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Company based on the best information available in the circumstances.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

a.
Cash and cash equivalents, restricted cash, accounts receivable trade, other current assets and trade accounts and other payables: the carrying amounts approximate fair value because of the short maturity of these instruments. The carrying value approximates the fair market value for interest bearing cash classified as restricted cash, non-current.

b.
Long-term debt and other financial liabilities: The carrying value of long-term debt and other financial liabilities with variable interest rates approximates the fair market value as the long-term debt and other financial liabilities bear interest at floating interest rate. The fair value of fixed interest long-term debt is estimated using prevailing market rates as of the period end. The Company believes the terms of its fixed interest long-term debt are similar to those that could be procured as of June 30, 2019, and the carrying value of $7,000 approximates the fair market value of $7,012. The fair value of the fixed interest long-term debt has been obtained through Level 2 inputs of the fair value hierarchy.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

10.	Commitments and Contingencies:

Contingencies

Various claims, lawsuits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited interim consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities that should be disclosed, or for which a provision should be established in the accompanying unaudited interim consolidated financial statements. The Company is covered for liabilities associated with the individual vessels' actions to the maximum limits as provided by Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.

Commitments

The Company operates certain of its vessels under lease agreements. Time charters typically may provide for variable lease payments with charterers’ options to extend the lease terms and termination clauses. The Company’s time charters range from 1 to 60 months and extension periods vary from 11 to 26 months. In addition, the time charters contain termination clauses which protect either the Company or the charterers from material adverse events. Variable lease payments in the Company’s time charters vary based on changes on freight market index. The Company has the option to convert some of these variable lease payments to fixed based on the prevailing Capesize forward freight agreement rates.

Future minimum contractual charter revenue, based on vessels committed to non-cancelable, time charter contracts as of June 30, 2019, will be $27,535 during the years 2019 to 2023. These amounts do not include any assumed off-hire.

The following table sets forth the Company's future minimum contractual charter revenue as at June 30, 2019:

Twelve month periods ending June 30,	Amount
2020	8,077
2021	5,692
2022	5,784
2023	5,877
2024	2,105
Total	27,535

In April 2018, the Company moved into its new office spaces under a five-year lease term, with a Company’s option to extend the lease term for another five year term. The monthly rent is Euro 13,000 (or $15 based on the Euro/U.S. dollar exchange rate of €1.0000:$1.138 as of June 30, 2019), which is adjusted annually by one percent for inflation. The first year’s rent payments had been prepaid as of December 31, 2018. The second year’s rent payments were prepaid in April 2019. Under ASC 842, the lease is classified as an operating lease and a lease liability and right-of-use asset based on the present value of future minimum lease payments have been recognized on the balance sheet. The monthly rent expense is recorded in General and administrative expenses.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

The following table sets forth the Company's office rental obligations as at June 30, 2019:

Twelve month periods ending June 30,	Amount
2020	38
2021	181
2022	183
2023	146
Total	548

11.	Capital Structure:

Details of the Company’s common stock and warrants are discussed in Note 10 of the consolidated financial statements for the year ended December 31, 2018, included in the Company’s 2018 annual report on Form 20-F and are supplemented by the below new activities.
(a)  Common Stock
On April 23, 2018, the Company received written notification from the NASDAQ Stock Market, indicating that because the closing bid price of the Company's common stock for 30 consecutive business days, from March 8, 2018 to April 20, 2018, was below the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Capital Market, the Company was not in compliance with Nasdaq Listing Rule 5550(a)(2). The Company cured the deficiency with a reverse stock split which became effective on March 20, 2019.

On March 20, 2019, the Company's common stock began trading on a split-adjusted basis, following a February 26, 2019 approval from the Company's Board of Directors to reverse split the Company's common stock at a ratio of one-for-fifteen. No fractional shares were issued in connection with the reverse split. Shareholders who would otherwise hold a fractional share of the Company’s common stock received a cash payment in lieu of such fractional share. All share and per share amounts disclosed in the unaudited interim consolidated financial statements and notes give effect to this reverse stock split retroactively, for all periods presented.

On May 13, 2019, the Company completed a public offering of 4,200,000 Units, each unit consisting of (i) one common share, par value $0.0001 per share (a “Common Share”) or a pre-funded warrant to purchase one Common Share at an exercise price equal to $0.01 per common share (a “Pre-Funded Warrant”), (ii) one Class B Warrant to purchase one common share (a “Class B Warrant”) and (iii) one Class C Warrant to purchase one common share (a “Class C Warrant”), for $3.40 per unit. Under (i) above, the Company issued 2,765,000 common shares and 1,435,000 pre-funded warrants. All Pre-Funded Warrants have been exercised as of June 30, 2019 resulting in issuance of 1,435,000 Common Shares.  The underwriters also partially exercised an over-allotment option granted in connection with the offering and purchased an additional 630,000 Class B Warrants and 630,000 Class C Warrants.  In connection with the Offering, the Company issued the representative of the underwriters a warrant to purchase 210,000 Common Shares (Warrant III). The offering was consummated in connection with the Company’s form F-1 originally filed with the SEC on October 20, 2017, which was further amended. The gross proceeds of the offering, before underwriting discounts and commissions and estimated offering expenses, were approximately $14,280. The net proceeds from the sale of common shares and warrants, after deducting underwriters' fees and expenses, were approximately $12,511, which proceeds will be used for general corporate purposes, including, among other things, prepaying debt.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

On May 13, 2019, the Company sold 1,823,529 Units of the Company in a separate private placement to Jelco, or the Jelco Private Placement, each Unit consisting of (i) one Common Share, (ii) one Class B Warrant, and (iii) one Class C Warrant, for $3.40 per unit to Jelco in exchange for, among other things, the waiver or forgiveness of certain payment obligations of the Company, pursuant to the Purchase Agreement (Note 4).

(b)  Warrants
On May 13, 2019, the Company sold a total of 6,023,529 Units in connection with the public offering and the Jelco Private Placement, with each Unit consisting of (i) one Common Share or Pre-Funded Warrant, (ii) one Class B Warrant and (iii) one Class C Warrant. Each Class B Warrant has an exercise price of $3.74 per share, subject to an adjustment under certain circumstances seven months after issuance, is exercisable upon issuance and expires three years from issuance. Each Class C Warrant has an exercise price of $3.74 per share, is exercisable upon issuance, and expires six months from issuance. Beginning on June 14, 2019, each Class C Warrant was exercisable on a cashless basis under certain circumstances for a number of common shares calculated according to a formula based on the market price at the time of exercise.
In connection to the public offering and private placement that took place on May 13, 2019, 6,653,529 Class C Warrants and 6,653,529 Class B Warrants were issued. As of June 30, 2019 3,507,640 Class C Warrants have been exercised in a cashless exercise that resulted to the issuance of 9,610,930 common shares according to the terms of the Warrants’ Agreement. No Class B Warrants and Warrant III have been exercised. As of June 30, 2019, the Company had the following outstanding warrants, each warrant to purchase one share of the Company’s common shares:

Warrant	Shares to be issued upon exercise of remaining warrants
Class A	766,666
Class B	6,653,529
Class C	3,145,889
Warrant I	33,333
Warrant II	4,333
Warrant III	210,000
Total	10,813,750

No expenses were recorded in connection with these warrants which are classified in equity.
The Class A Warrants and Class B Warrants are listed on the Nasdaq Capital Market under the symbols “SHIPW” and “SHIPZ”, respectively.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

12.	Interest and Finance Costs:

Interest and finance costs are analyzed as follows:
	June 30,
	2019	2018
Interest on long-term debt and other financial liabilities	7,053	7,520
Amortization of debt issuance costs	546	570
Amortization of shares issued to third party (non-cash)	212	-
Other	355	598
Total	8,166	8,688

Interest and finance costs-related party are analyzed as follows:
	June 30,
	2019	2018
Interest expense long term debt related party	420	802
Amortization of debt issuance costs related party	59	4
Convertible notes interest expense	751	1,351
Convertible notes amortization of debt discount (non-cash)	1,785	2,084
Amortization of shares issued to related party (non-cash)	784	-
Total	3,799	4,241

13.	Loss per Share:

The calculation of net loss per common share is summarized below:

	June 30,
	2019	2018

Net loss	(15,543)	(12,309)

Weighted average common shares outstanding – basic	4,883,594	2,463,322
Net loss per common share – basic	$(3.18)	$(5.00)

As of June 30, 2019 and 2018, securities that could potentially dilute basic LPS in the future that were not included in the computation of diluted LPS, because to do so would have anti-dilutive effect, are any incremental shares of non-vested equity incentive plan shares (Note 14) and of unexercised warrants (Note 11), both calculated with the treasury stock method, as well as shares assumed to be converted with respect to the convertible notes (Note 4) calculated with the if-converted method.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

14. Equity Incentive Plan:

On January 10, 2019, the Compensation Committee granted an aggregate of 144,000 restricted shares of common stock pursuant to the Plan. Of the total 144,000 shares issued, 66,667 shares were granted to the board of directors, 70,666 shares were granted to certain of the Company's employees and 6,667 shares were granted to the sole director of the Company's commercial manager, a non-employee. The fair value of each share on the grant date was $9.15. All the shares will vest over a period of two years. 48,000 shares vested on January 10, 2019, 48,000 shares will vest on October 1, 2019 and 48,000 shares will vest on October 1, 2020.

15. Subsequent Events

(a)
On July 1, 2019, the Company entered into a supplemental agreement to the Leader Alpha Bank Loan Facility. Pursuant to its terms: (i) the Corporate Leverage (as defined therein) shall not exceed 85% until the maturity date, (ii) the ratio of EBITDA to interest payments (as defined therein) shall be not less than 1:1 until the maturity, (iii) the amount of the four scheduled quarterly amortization payments falling due within 2019 was reduced from $250 to $100, and (iv) an amount of $503 that was due to be repaid in the first quarter of 2019 was deferred to the final balloon installment due in the first quarter of 2020.

(b)
On July 1, 2019, the Company entered into a supplemental agreement to the Squire Alpha Bank Loan Facility. Pursuant to its terms: (i) the Corporate Leverage Ratio (as defined therein) shall not exceed 85% until March 31, 2020 and 75% starting April 1, 2020 and for the period thereafter, (ii) the ratio of EBITDA to interest payments (as defined therein) shall be not less than 1:1 until March 31, 2020 and not less than 2:1 starting April 1, 2020 and for the period thereafter, (iii) the amount of the four scheduled quarterly amortization payments falling due within 2020 was increased from $844 to $918 and (iv) the security cover percentage requirement (as defined the therein) is required to be equal to 100% until March 31, 2020, 111% from April 1, 2020 until March 31, 2021 and 125% from April 1, 2021 the period thereafter

(c)
On July 3, 2019, the Company entered into a supplemental agreement to the Amended and Restated UniCredit Bank Loan Facility. Pursuant to its terms: (i) $2,208 of installments originally falling due within 2019 were deferred to the balloon installment in 2020, (ii) the margin increased by 1% for the deferral period, (iii) the Leverage Ratio (as defined therein) shall not exceed 85% until March 31, 2020 and 75% starting April 1, 2020 and for the period thereafter, (iv) the ratio of EBITDA to interest payments (as defined therein) shall be not less than 1:1 until March 31, 2020 and not less than 2:1 starting April 1, 2020 and for the period thereafter, and (v) the requirement for each borrower to hold minimum liquidity of $500 cash was cancelled.

(d)
On July 15, 2019, the Company received a written notification from the NASDAQ Stock Market, indicating that because the closing bid price of the Company's common stock for 30 consecutive business days, from May 31, 2019 to July 12, 2019, was below the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Capital Market, the Company was not in compliance with Nasdaq Listing Rule 5550(a)(2). Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the applicable grace period to regain compliance was 180 days, or until January 13, 2020. The Company can cure this deficiency if the closing bid price of its common stock is $1.00 per share or higher for at least ten consecutive business days during the grace period. During this time, the Company's common stock will continue to be listed and trade on the Nasdaq Capital Market.